TENET FINTECH GROUP INC.

(Formerly Peak Fintech Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.), on a consolidated basis, for the years ended December 31, 2021 (fiscal year 2021) and December 31, 2020 (fiscal year 2020).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Tenet", the "Company", "we", "us", "our" or similar terms refer to Tenet Fintech Group Inc. on a consolidated basis. This MD&A is dated May 2, 2022 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2021. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the Audited Consolidated Financial Statements for the year ended December 31, 2021, and December 31, 2020, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Audited Consolidated Financial Statements and MD&A have been reviewed by our Audit and Risk Management Committee and approved by our Board of Directors as at May 2, 2022.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

tenet
TENET FINTECH GROUP INC.
(Canada)
100%
Cubeler Inc.
(Canada)
100%
Tenoris 3 Inc.
(Canada)
CANADA
CHINA
100%
Asia Synergy Ltd.
(Hong Kong)
100%
Asia Synergy
Holdings Ltd.
(China)
100%
Wuxi Aorong Ltd.
(China)
100%
Asia Synergy Data
Solutions Ltd.
"ASDS"
(China)
100%
Asia Synergy
Technologies Ltd.
"AST"
(China)
51%
Asia Synergy
Financial Capital Ltd.
"ASFC"
(China)
100%
Asia Synergy Supply-
chain Technologies Ltd.
"ASST"
(China)
100%
Zhejiang Xinjiupin –
Oil & Gas Management
Co.
"AJP"
(China)
100%
Asia Synergy Credit
Solutions Ltd.
"ASCS"
(China)
51%
Asia Synergy Supply
Chain Ltd.
"ASSC"
(China)
100%
Xinxiang
Technologies Ltd.
"ASSI"
(China)
100%
Huike Internet
Technology Co., Ltd.
"HUIKE"
(China)
51%
Wechain Technology
Service Co., Ltd.
"WECHAIN"
(China)
51%
Kailifeng New Energy
Technology Co., Ltd
"KAILIFENG"
(China)

BUSINESS OVERVIEW

Tenet (CSE: PKK) (OTC: PKKFF), is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members.

OPERATING HIGHLIGHTS FOR THE QUARTER

Chinese Operations

Although Tenet's Business Hub officially launched in China back in 2018 and has since helped the Company's revenue climb from less than $2M in 2018 to over $100M in 2021, the platform is still considered to be in the embryonic stage in terms of industry verticals and number of businesses that it can potentially service. Which means it is also still in the early stages of its revenue generating potential for Tenet in China and globally. An indication of this potential came during the last quarter of 2021, when Tenet took part for the first time in two popular Chinese shopping festivals by working with retailers and distributors through the Business Hub to ensure that they would have the financial flexibility to get the maximum out of the festivals. Tenet's first participation in the annual Singles' Day and Couples' Day shopping festivals in 2021 accounted for over $17M of the $33M in revenue generated by the Company for the quarter. At last count, there were at least thirteen such shopping festivals that occur every year in China. From the Qixi Festival (celebrating the Chinese equivalent of Valentine's Day) to the Dragon Boat Festival (marking the life and death of the famous Chinese scholar, Qu Yuan) there are no shortages of opportunities for China's retailers and distributors to move their wares throughout the year.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

While the Company intends to eventually become a regular participant at each of these shopping festivals, servicing the consumer goods retailers and distributors who take part in these events would only represent a small percentage of the numerous players in China's broader supply chain vertical that Tenet could potentially service. The Company continued throughout the year to add components and functionalities to its Business Hub to cater to the needs of specific segments within the supply chain vertical. After targeting steel commodities traders in the previous quarter, Tenet took steps to begin attracting players in China's rapidly expanding coffee market to the Business Hub during the fourth quarter. The Company began working with one of the country's largest coffee importers and automated coffee machine distributors and signed a revenue sharing partnership agreement with PetroChina whereby PetroChina's country-wide network of over 20,000 uSmile convenience stores would be used to sell coffee across the country while sharing sales and other valuable data with Tenet. Whether it's coffee, packaged foods, clothing, consumer electronics or appliances, if it's a consumer good related to China's supply chain, the Company is positioning its Business Hub to play a role in helping the businesses involved in its making and distribution to get it from the raw material state to the point where it's sold to the consumer as a finished product.

As it continued to methodically expand its Business Hub service offering in China, the Company paid particular attention during the last quarter of 2021 to two sectors with exceptional growth potential, namely the oil & gas and insurance sectors. After a strong debut in the third quarter with a pilot project in the city of Guangzhou, Tenet stepped up its business development initiatives related to the oil & gas sector during the quarter. The Company began to see those initiatives bear fruit in the latter part of the quarter, saw an even greater uptick in the first quarter of 2022 and expects that trend to continue for years to come. With 14.2M barrels of oil consumed per day, China is the world's second largest oil consumer behind only the United States. As China looks to cut down on carbon dioxide emissions and gradually reduce its dependence on coal as a source of energy, demand for alternative energy sources (such as oil) should increase, making the Business Hub's services to the industry an increasingly important contributor to the Company's total revenue.

An equally promising sector in which Tenet heavily invested during the quarter, both in terms of time and financial resources, was in China's insurance industry. The Company acquired the Heartbeat insurance product management and brokerage platform in the previous quarter as an opportunistic and strategic way to gain entry into the space. As part of the acquisition agreement, $11M was earmarked to allow the platform to capitalize on revenue-generating opportunities in Q4 that the Company was expecting would not only impact its top line for the year, but more importantly, would dramatically positively impact its EBITDA for the quarter and all of 2021. The acquisition of Heartbeat and the agreement for the cash investment it required took place in the third quarter of 2021 at a time when Tenet was anticipating conducting a substantial US capital raise following the listing of the Company's common shares on the Nasdaq stock exchange (the "Nasdaq"). However, the Company instead voluntarily withdrew its listing statement while the US Securities and Exchange Commission (the "SEC") carried out a review of its listing statement in light of relatively new disclosure guidance provided by the SEC for companies either from China, controlled by Chinese interests or with the majority of their operations in China. Since that time, the Company has worked collaboratively with the SEC to amend and adjust its filing statement so that its common shares would be reinstated for listing on the Nasdaq to allow it to carry out its planned US capital raise. With no timetable for when the Company's common shares might once again trade on the Nasdaq, Tenet had to reassess its short-term capital expenditure plans and made adjustments in how it would manage and allocate its funds. Those adjustments led to a delay in committing the $11M originally planned for the Heartbeat platform, which in turn caused Tenet's expected insurance related revenue for Q4 to have shifted to Q2 2022. The SEC's review of Tenet's registration statement remains outstanding as of the date of this MD&A.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Critical First Step to Global Expansion

Tenet described its acquisition of Cubeler Inc. ("Cubeler") during the fourth quarter of 2021 as the most important transaction in the Company's history. Cubeler's technology is at the core of Tenet's Business Hub. It can be likened to the operating system that all the Business Hub's components and platforms sit on, or are connected to, in order to function. Until its acquisition of Cubeler, Tenet commercialized the technology through an exclusive licencing agreement with Cubeler, which limited its use and operation to Mainland China. So not only did the acquisition of Cubeler provide Tenet with ownership of the technology responsible for generating over 90% of the Company's revenue, it also freed Tenet to commercialize the technology on a global basis. As such, the Company has begun the next phase of its vision of turning the Business Hub concept into a global network powered by AI and analytics that allows the world's SME business owners and executives to connect and conduct business with each other.

Canada, where Tenet is headquartered, was selected as the logical choice to be the first country outside of China in which the Company would deploy its Business Hub. While the Company had hoped to launch a Canadian version of the Business Hub relatively quickly, the Company has had to adjust those plans. Several factors have contributed to the delay of the launch of the Business Hub in Canada, including the financial uncertainty arising from the Company's voluntary withdrawal from Nasdaq and the ongoing SEC review (which has caused the Company, in turn, to reassess its short-term capital expenditure priorities). Another contributing factor to the delayed launch was Tenet's decision to develop and integrate additional features and modules to the Canadian version of the Hub to better fit the North American market and allow it to function in concert with the Chinese Hub with which it will eventually be connected. These delays, however justifiable, have caused the Company's forecasted North American revenue for 2022 to have shifted by almost a full year. This, in turn, has forced the Company to record a significant impairment related to the acquisition of Cubeler in its financial statements for the fourth quarter of 2021. While there was still no timetable as of the date of this MD&A for Tenet to complete its planned US capital raise, the Company has devised what it believes to be a solid contingency plan to allow it to raise capital in other jurisdictions and proceed with the elements of its business plan, including the expansion of its operations outside of China, for which the US funds were intended.

Summary of Key Achievements in 2021

While Tenet's financial results for 2021 fell short of the expectations that the Company had set for itself, the Company remains pleased with what it accomplished. After a long list of significant achievements during the first three quarters of 2021, the Company continued to make remarkable progress during the fourth quarter towards its objectives to firmly entrench the Business Hub's services into the very fabric of B2B transactions in China and to expand the Business Hub concept into a global network of SME business owners. The progress made in Q4 came by introducing the Hub's service offering to new clients as the Company took part in two of China's top shopping festivals, through partnership agreements with PetroChina and Ping An Insurance, and most notably, with the acquisition of Cubeler. The list of the Company's most important achievements in 2021 include the following:

  Partnership agreement with China's top ecommerce software provider ShopEx

  Partnership agreement with China UnionPay subsidiary Rongbang Technology Ltd. to implement payment processing and fund transfer features to Business Hub

  Re-emergence and integration of the Gold River ecommerce and logistics platform to Business Hub

  Integration of Business Hub to China UnionPay network

  Creation of first virtual bank accounts on Business Hub and first fund transfer and payment processing transactions on China UnionPay network

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

  First participation in "618 Shopping Festival" with JD.com retailers and suppliers

  Opening of new offices in Beijing and Guangzhou

  Creation of new subsidiary to allow the Company to provide services related to the selling and distribution of oil and gas products and clean technology products through the Business Hub

  Creation of new subsidiary to allow the Company to provide services related to the selling and distribution of property and liability insurance products in China through the Business Hub

  Closing of a short form prospectus financing of $52M

  Strategic investment in China UnionPay subsidiary Rongbang Technology Ltd.

  Acquisition of "Heartbeat" insurance product management and brokerage platform

  Acquisition of AI and analytics company and owner of Business Hub intellectual property, Cubeler Inc.

  Agreement with Ping An Insurance for the sale and distribution of auto industry insurance policies through Heartbeat platform

  Marketing cooperation agreement with China UnionPay subsidiary

  Revenue sharing agreement with PetroChina related to the installation and maintenance of automated coffee distribution machines as well as the sale of coffee at PetroChina convenience stores.

BUSINESS PLAN AND OUTLOOK FOR 2022

Canadian Business Hub Launch and Building Blocks of Global Network

As mentioned in the previous section, Tenet has selected Canada as the first country in which to launch its Business Hub outside of China. The decision to go with Canada was easy. While ranking only 37th in terms of population, Canada punches well above its weight economically, with the eighth largest GDP in the world. Canada also boasts political stability, a sound banking system, and is a hot bed for investment, innovation, and technology. Not surprisingly, small- and medium-sized businesses have flourished, with over 1.2M calling Canada home. Of course, the excellent business environment was just one of the main reasons for choosing Canada. Tenet is, after all, a Canadian company. The Company is headquartered in Toronto, Ontario, and has significant operations in Montreal, Quebec. With the exception of one director who is a US resident, the members of its executive team and board of directors also all reside in Canada. Moreover, Cubeler, the Tenet subsidiary that owns the Business Hub technology, is also a Canadian owned and operated company. The Company believes there is no better country to expand its Business Hub outside of China than Canada.

Ultimately, the Company aims to bring its AI and analytics enabled service offerings to a worldwide network of SMEs. This is what makes the continued development and upcoming launch of the first Business Hub outside of China such a priority for the Company. It will represent a tangible step toward expanding the Business Hub's reach and capabilities and give a taste of the possibilities of what may come.

The Company is taking the approach that the Business Hub being developed for Canada should be relatively easily translated to other jurisdictions. To that end, the Company is making significant investments in the existing Cubeler technology so that it will fit within its vision for creating a global network. While each subsequent Business Hub will be able to operate as an all-inclusive ecosystem of local SMEs and financial institutions, Tenet aims to link its Business Hubs across countries and continents to create a powerful global network of SMEs. By doing so, Tenet aspires to change the way SMEs interact and carry out business around the world. The Company therefore plans to make the necessary investments in 2022, in terms of time and money, to ensure that the Canadian Business Hub, once launched, will have enhanced features and modules that will allow for the relatively quick and seamless expansion of the platform to other parts of the world.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Important to the successful launch and operation of the Canadian Business Hub is taking necessary measures to ensure that the Company is operationally ready before the Canadian version of the platform goes live. The Company has filled important positions commencing in the fourth quarter of 2021 and expects the process to continue throughout the balance of 2022. Tenet's Canadian workforce will be stationed at the Company's Montreal and Toronto offices. Being located in both of Canada's largest cities (and provinces), Tenet will be best placed to attract high-level employees and liaise with Canada's largest business associations, chambers of commerce, and financial institutions.

China Remains Main Revenue Generator for 2022

While the launch of the Canadian Business Hub will be an important priority for Tenet in 2022, its Chinese operations will remain the Company's main revenue generator during the year. China was the initial launchpad of the Company's Business Hub and with good reason. China is estimated to have over 40M SMEs and over 70M micro-enterprises and this wealth of potential users and customers will continue to offer exceptional growth opportunities for the Company for years to come. Tenet plans to continue to use the industrial vertical targeting approach that has worked so well to date to continue to grow its operations in China. In particular, the consumer goods supply chain vertical should once again pace the Company's revenues in 2022. The Chinese Business Hub services the vertical through various programs and events, such as through its JD.com supplier financing program, at Chinese shopping festivals, and to clients ranging from social media influencers to large-scale consumer goods distributors.

Although Tenet's consumer goods supply chain vertical eclipses all other sectors in terms of number of clients and revenue generating potential, the Company expects its involvement in three industrial sectors to see strong growth in 2022. Since Tenet began servicing the insurance sector in Q3 2021, it accounted for less than 1% of the Company's 2021 revenue. Tenet expects that number to climb to 9% in 2022. The Company's entry into the oil & gas sector also took place during the third quarter of 2021 and the sector contributed about 5% of Tenet's 2021 revenue. That number should exceed 20% in 2022. But the industrial sector that the Company is most enthusiastic about is the clean tech sector, which Tenet is diving into with its innovative i3060 platform. With China and countries around the world looking for clean tech solutions to help fight climate change, the i3060 platform's ability to digitize the feasibility study and life cycle of clean energy projects makes Tenet well placed to capitalize on clean tech opportunities. Already Tenet has worked on successful pilot projects with China Energy Engineering Corp. (CEEC) and, by building on this successful relationship in 2022, Tenet expects to access clean tech opportunities in China and around the world. Estimating the level of revenue that such projects will generate remains difficult as of the date of this MD&A, but preliminary estimates show that clean tech-related revenues could account for as much as 8% of the Company's revenue in 2022, more than half of which could be generated outside of China. By comparison, while revenues from the three aforementioned sectors are expected to account for greater percentages of the Company's total revenue going forward, revenue related to the consumer goods supply chain vertical, which accounted for approximately 90% of Tenet's total revenue in 2021, is expected to represent less than 50% of the Company's revenue in 2022.

A Word on Tenet's Capital Markets Strategy

Going into 2021, part of Tenet's capital markets strategy was to have the Company's securities listed on at least three senior stock exchanges in North America and in Asia, beginning with a listing on the Nasdaq. The senior exchange listings would allow the Company to broaden its investor base, access the capital it needs to fuel its growth and better connect with institutional investors. While Tenet was successful in having its common shares listed on the Nasdaq at the beginning of the third quarter of 2021, as mentioned above, the Company opted to voluntarily withdraw its registration statement while the SEC carries out a thorough review based on the relatively new guidance and rules regarding companies that are either based in China, are controlled by Chinese interests or have a large portion of their operations in China. Accessing the US capital markets and connecting with US investors remains an important part of the Company's capital markets strategy. Although the Company has not been given a timetable as to when the SEC review process might be completed, Tenet will continue to work in a collaborative fashion with the SEC with a view to returning to the Nasdaq. In the interim, Tenet is also exploring having its common shares listed on other senior exchanges in 2022 in the UK and Canada, where the securities regulators do not have the same level of special guidance and rules for China-related companies. Tenet believes that having its securities listed on senior exchanges in London and Toronto will provide the Company with greater access to capital and a diversified pool of investors and position the Company for success regardless of how long the SEC's review process of its listing registration statement ultimately takes.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

In Conclusion…

Tenet expects 2022 to be another year of significant revenue growth and service expansion. The consumer goods supply chain vertical in China should once again account for the largest part of that growth, but for the first time in three years may represent less than 50% of the Company's total revenue thanks to the emergence of the oil & gas, insurance and clean energy verticals. But the biggest impact on the Company in 2022 should come from the launch of its Canadian Business Hub, not necessarily in terms of revenue (at least not in 2022) but to provide a preview and set the stage for the global network that the Company is in the process of building.

Here is a summary of some of the important events or elements to look for from Tenet in 2022:

  Addition of new functionalities to Chinese Hub

  Participation in more Chinese shopping festivals

  Various milestones related to the Company's Chinese operations and each of the verticals serviced by the Company in China

  Launch of Canadian Hub

  Various partnerships and strategic alliances related to the Company's Canadian operations

  Various milestones related to the Canadian Business Hub and the Company's Canadian operations

  New corporate website to reflect vision of creating global network for SME entrepreneurs

  Listing of the Company's securities on senior stock exchanges in the UK and Canada

  Reinstatement of the Company's common shares on the Nasdaq

  Creation of a US subsidiary

Selected Annual Information

	Fiscal	Fiscal	Fiscal
	2021	2020	2019
Revenues	$103,632,774	$42,698,047	$11,708,653
Expenses before finance costs, tax, depreciation and amortization	$150,953,374	$45,477,028	$10,892,018
EBITDA (1)	($47,320,600)	($2,778,981)	$816,635
Expiration of deferred finance cost		$353,377
Impairment losses on goodwill	$41,386,422		$584,189
Impairment losses on other intangibles	$11,978,283

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Loss on settlement of debt		$784,750	$816,793
Loss (Gain) on fair value variation	($3,556,574)	($217,325)	$259,000
Preacquisition cost
Gain on bargain purchase			($941,000)
Adjusted EBITDA (2)	$2,487,531	($1,858,179)	$1,535,617
Finance costs, tax, depreciation and amortization	($1,241,368)	($2,734,530)	$2,646,997
Net loss	($48,561,968)	($5,513,511)	($1,830,362)
Net (loss) profit attributable to:
Non-controlling interest	$1,195,102	$1,102,910	$878,811
Owners of the parent	($49,757,070)	($6,616,421)	($2,709,173)
Basic and diluted loss per share	($0.657)	($0.155078)	($0.078039)

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 17 of the Unaudited Consolidated Financial Statements for the year ended December 31, 2021, income tax, depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and financing of initial costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for impairment expense of intangible assets and goodwill, loss on extinction of debt, loss on settlement of debt, (gain)/loss on fair value variation and gain on bargain purchase for the period.

Reconciliation of EBITDA to net loss	Fiscal 2021	Fiscal 2020	Fiscal 2019
Net loss for the period	($48,561,968)	($5,513,511)	($1,830,362)
Add:
Income tax	($1,611,819)	$852,010	$523,837
Finance costs	$181,943	$990,053	$1,042,705
Depreciation and amortization	$2,671,244	$892,467	$1,080,455
EBITDA	($47,320,600)	($2,778,981)	$816,635
Add (Less):
Expiration of deferred finance cost		$353,377
Impairment of intangible assets	$11,978,283		$584,189

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Impairment of goodwill	$41,386,422
Loss on settlement of debt		$784,750	$816,793
Loss (Gain) on fair value variation	($3,556,574)	($217,325)	$259,000
Gain on bargain purchase	$0		($941,000)
Adjusted EBITDA	$2,487,531	($1,858,179)	$1,535,617

	Fiscal 2021	Fiscal 2020	Fiscal 2019
Total assets	$195,293,123	$61,307,542	$29,445,032
Total Liabilities	$29,702,757	$28,693,292	$9,325,348
Long-term liabilities	$9,376,157	$420,731	$187,212
Total Equity	$165,590,366	$32,614,250	$20,119,684
To Non-controlling interest	$14,320,381	$11,770,520	$10,441,584
To Owners of parent	$151,269,985	$20,843,730	$9,678,100

Results of Operations

Revenue for the year ended December 31, 2021

The Company generated $103,632,774 in revenue during the year ended December 31, 2021, compared to $42,698,047 for the same period in 2020. The year-over-year increase in revenue is consistent with the path of the increasing demand for the Company's services observed over the past four years. The Company's ASSC, ASST and AJP subsidiaries, who respectively market Tenet's services to raw material supply-chain clients, consumer goods supply-chain clients and oil & gas sector clients, combined to accounting for $95.6M of Tenet's total revenue in 2021 compared to $36.34M in 2020.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	December 31, 2021	December 31, 2020
	(12 months)	(12 months)
	$	$
Cost of service	$89,701,360	$35,608,167
Salaries and fringe benefits	$4,898,251	$1,859,209
Service fees	$595,792	$536,478
Board remuneration	$863,762	$134,323
Royalty	$134,678	$140,224

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Consulting fees	$462,621	$3,858,509
Management fees	$50,682	$77,625
Expected credit loss	-$385,703	$242,593
Administrative and indirect costs	$0	$221,972
Professional fees	$2,395,267	$567,516
Public relations and press releases	$1,069,950	$396,853
Office supplies, software, and utilities	$328,150	$167,010
Lease expenses	$54,443	$46,083
Depreciation of right-of use- assets	$286,850	$406,762
Insurance	$272,265	$49,147
Finance costs	$181,943	$990,053
Translation & Other	$110,656	$23,974
Travel and entertainment	$267,069	$205,059
Stock exchange and transfer agent costs	$388,142	$122,717
Lost on deposit	$0	$97,150
Impairment of goodwill	$41,386,422	$0
Impairment charge - other intangibles	$11,978,283	$0
Depreciation of property and equipment	$90,139	$86,931
Loss on settlement of debt	$0	$784,750
Expiration of deferred finance cost	$0	$353,377
Amortization of financing initial costs	$26,974	$18,924
Amortization of intangible assets and financing cost	$2,267,281	$379,850
(Gain) loss on change of fair value contingent payable	-$3,556,574	-$217,325
Loss (gain) on foreign exchange	-$62,142	$201,617
Total expenses before income tax	$153,806,561	$47,359,548

Expenses for the year ended December 31, 2021

Cost of service expenses related to the Company's supply-chain financing service bundle amounted to $89,701,320 for the year ended December 31, 2021 (compared to $35,608,167 in fiscal 2020). The ratio of those expenses to the revenue generated from the supply-chain financing service bundle continued to decline in 2021 with a reduction of 4.8% compared to the previous year.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Salaries and fringe benefits amounted to $4,898,251 for fiscal year 2021 (compared to $1,859,209 for the same period in 2020). The increase in salary expenses for the year ended December 31, 2021 period is attributable to base salary adjustments for key employees in 2021, increases in annual bonus provisions, the hiring of new employees in the last quarter of the year and the creation of new subsidiaries in Beijing and Guangzhou. The variation is partially due to the increase in the share-based remuneration that is included within this caption, which amounted to $1,348,989 in fiscal year 2021 compared to $313,194 for fiscal year 2020.

Service fees relate to consulting and business development services provided to three of the Company's subsidiaries (ASFC, ASST and ASCS) by third-party companies and amounted to $595,792 in 2021, compared to $536,478 in 2020.

Royalty expenses of $134,678 for the first 9 months of Fiscal 2021 (compared to $140,224 for the entire 2020 fiscal year) represent royalties on software payable to Cubeler for the licensing and use of its technology. The royalty expense is calculated on revenue primarily generated by ASDS. Tenet acquired Cubeler on October 1, 2021, ending these royalty expenses.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $863,762 in 2021 compared to $134,323 for the same period in 2020. Within this caption, shared-based remuneration amounted to $694,239 in fiscal 2021 compared to 134,323 for the same period in 2020.

Consulting fees incurred during in 2021 totalled $462,621 (compared to $3,858,509 in 2020), mainly relate to corporate strategic financing consulting fees. The reduction in expense between 2021 and 2020 is attributed to special strategic market awareness efforts made by the Company in 2020, which were paid for mostly through the issuance of Company shares. Share-based remuneration expenses related to consultants amounted to $346,176 in fiscal 2021 compared to $67,434 for the same period of fiscal 2020. The increase in share-based consulting remuneration in 2021 is largely explained by the hiring of a US-based investor relations firm in March 2021 in anticipation of the Company listing on the NASDAQ stock exchange.

Management fees of $50,682 for fiscal year 2021 (compared to $77,625 for the same period in 2020) relate to services rendered to the Company in Canada and to its subsidiaries in China. The share-based portion of the management fees included in this caption amounted to $Nil in 2021 compared to $21,922 in 2020.

Professional fees, such as audit fees and legal fees, totalled $2,395,267 for 2021 (compared to $567,516 for the same period in 2020). The increase is mainly due to additional legal fees incurred in Canada relating to listing upgrades in Canada and the United States, increases in audit fees following the growth of the Company, fees related to professional advice, evaluation services regarding contemplated acquisitions, and expenses related to human resource consulting for hiring new resources

Administrative and indirect costs of Nil for Fiscal 2021 (compared to $221,972 for the same period of 2020) relate to administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China required in Fiscal 2020, there was no such expense in 2021.

Public relations and press releases expenses amounted to $1,069,950 in 2021 compared to $396,853 in 2020. The increase is mainly due to the hiring of an investor relations firm for the US market as well as other initiatives to increase the Company's presence in the Canadian and US financial markets.

Insurance expenses of $272,265 in fiscal 2021, compared to $49,147 in 2020. The increase is mainly attributable to the increase in the directors and officers (D&O) insurance coverage following our introduction to a major stock exchange and a general market price increase in D&O insurance market.

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $181,943 for fiscal year 2021, compared to $990,053 for the same period in 2020. The decrease in interest and accretion expense is mainly explained by the outstanding debenture expenses in 2020 which amounted to $1,016 in fiscal 2021 compared to $771,832 for the same period in 2020.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Expected credit loss (gain) of ($385,863) for 2021 (compared to $242,593 for the same period in fiscal 2020) relates to the variation in allowance for credit loss provision on ASFC's loan balance for the year as described in Note 7 of the Company's Audited Consolidated Financial Statements for the year ended December 31, 2021.

Travel and entertainment expenses amounted to $267,069 for 2021 compared to $205,059 for the same period in 2020. These expenses are mainly attributable to travel expenses incurred by the Company's Chinese management team for the business development initiatives and operations in China.

Stock exchange and transfer agent expenses were $388,142 for 2021 compared to $122,717 in the same period of 2020. The increase is mainly due to costs related to the Company's initiative for listing on a US stock exchange and associated costs.

Depreciation of right-of-use assets of $286,850 for 2021 (compared to $406,762 for the same period of fiscal 2020) follows the adoption of IFRS 16 on January 1, 2020, and relates to the depreciation of right-of-use assets associated with office lease agreements of the Company's operating subsidiaries in Canada and China.

Amortization of intangible assets amounted to $2,267,281 for the twelve-month period ended December 31, 2021, compared to $379,850 for the same period in 2020. This increase is due to the amortization of the acquired Cubeler and Heartbeat platforms during the year and continuous capitalized cost on platform improvements of assets in China. (Business Hub, Gold River, and others).

A periodic evaluation of the intangible assets and goodwill of Cubeler and Heartbeat resulted in an impairment of $41,386,422 for the goodwill and $11,978,283 for other intangibles assets (Technology and tradename) in 2021. There was no such impairment test to be performed in 2020. The delay in the launch of Tenet's Canadian operations has caused the Company's forecasted North American revenue for 2022 and beyond to have shifted by almost a full year, resulting in lower recoverable amount than the carrying value of the intangible assets and goodwill related to the Cubeler platform as previously forecasted.

The Company accounted for a one-time loss on expiration of deferred financing cost of $Nil in Fiscal 2021 ($353,377 in the corresponding Fiscal 2020) following the decision of the Company not to pursue the share subscription facility agreement signed on June 14, 2017, which expired on June 14, 2020. The amount of the deferred financing cost of $353,377 represents the residual value of the warrants issued at signing less the amortization of previously issued shares during the facility agreement.

A periodic evaluation of the fair value of contingent compensation resulted in a gain of $3,556,574 for fiscal year 2021 regarding the Heartbeat acquisition as opposed to a loss of $217,325 for the Wenyi business combination in fiscal year 2020. Tenet expects that the consideration payable in shares relating to the Heartbeat acquisition will be lower than originally forecasted following a delay in the start of a segment of the platform's revenue-generating operations after its acquisition.

The Company incurred a loss on settlement of debt totalling Nil for Fiscal 2021 compared to $784,750 for Fiscal 2020. In 2020, the Company had consulting agreements payable in shares. At the time of the issuance of the shares the market price of the Company's common shares was higher than the deemed price stated in the agreements. This resulted in a loss on settlement of debt for the difference.

The Company reported a currency translation adjustment gain of $ 62,142 for Fiscal 2021 (compared to a loss of $201,617 for the same period in 2020) reflecting the variation of the Chinese Renminbi against the Canadian Dollar during the year. This adjustment represents a theoretical gain or loss that would only be realized in the event of a material transaction involving the underlying assets to which the gain or loss is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Net Results.

The Company incurred a net loss of $48,561,968 in fiscal year 2021 (compared to a net loss of $5,513,511 in Fiscal 2020)

Summary of Quarterly Results

	December 31,	December 31,	September 30,	September 30,
	2021	2020	2021	2020
			Restated	Restated
	Three months	Three months	Three months	Three months
Revenues	$33,048,249	$16,368,779	$25,695,570	$15,116,369
Expenses (1)	$83,042,872	$19,569,280	$24,169,284	$16,084,781
Net Loss	($49,994,623)	($3,200,501)	$1,526,286	($968,412)
Net (loss) profit attributable to:
Non-controlling interest	$333,791	$487,831	$169,752	$350,015
Owners of the parent	($50,328,414)	($3,668,332)	$1,356,534	($1,318,427)
Earnings per Share (2)	($0.776)	($0.020)	$0.017	($0.02)

	June 30,	June 30,	March 31,	March 31,
	2021	2020	2021	2020

	Three months	Three months	Three months	Three months
Revenues	$30,649,179	$7,263,504	$14,239,776	$3,949,395
Expenses (1)	$30,353,108	$7,802,407	$14,629,478	$4,755,090
Net Gain (Loss)	$296,071	($538,903)	($389,702)	($805,695)
Net (loss) profit attributable to:
Non-controlling interest	$315,631	$177,983	$375,928	$87,081
Owners of the parent	($19,560)	($716,886)	($765,630)	($892,776)
Earnings per Share (2)	$0.000	($0.002)	($0.012)	($0.002)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

Fourth Quarter Ending December 31, 2021

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of May 2, 2022 the cash available to manage the Company's Canadian operations and meet its obligations amounted to approximately $13,300,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. Given that the vast majority of all outstanding warrants and options are in the money, the Company expects that the holders of warrants and options will be encouraged to continue to exercise their securities, which will generate cash inflows in the Company. This is expected to continue help the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Financing activities

On July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 2 pre-consolidation shares.

From January 1, 2021 to May 1, 2022, the Company issued 21,672 common shares to settle $84,750 of debt related to services received by the Company.

From January 1, 2021 to May 1, 2022, the Company issued 13,634,238 common shares for total proceeds of $15,373,636 upon the exercise of share purchase warrants.

From January 1, 2021 to May 1, 2022, the Company issued 707,500 common shares for total proceeds of $1,175,000 upon the exercise of options.

On March 1, 2021, $25,000 of secured debentures with a conversion price of $1.00 per share were converted into common shares of the Company. The Company therefore issued 25,000 common shares to the debenture holders.

On April 8, 2021 the Company issued the final tranche of 511,168 common shares at $0.79 per share with a total consideration of $403,610 in relation to a business combination.

On July 7, 2021, the Company closed a short-form prospectus financing consisting of the sale of 13,149,999 units (a "Unit") at a price of $4,00 per Unit for proceeds of $52,600,000 (net proceeds of $47,981,290 after related expenses). Each unit consists of one (1) common share and half (0.5) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $7.00 each for a period of twenty-four (24) months from the date of issuance. On October 1, 2021, the Company issued 11,133,012 common shares for total proceeds of $106,654,255 in relation to a business combination.

On October 4, 2021, the Company issued 600,000 common shares for total proceeds of $6,900,000 in relation to a business combination.

Capital Stock

The Company's capital stock as of December 31, 2021, was $208,219,490 compared to $39,131,010 as of December 31, 2020. The variation is explained by the common shares issued in connection with, the fair market value of shares issued in lieu of cash payments totalling $84,750, fair market value of warrants exercised of $17,699,802, the business acquisitions for $113,957,865, the fair market value of conversion of debentures for $27,483 , the fair market value of the exercise of options for $1,890,443 and the fair market value of value of shares from the prospectus of 41,922,422 less issuance cost of 6,494,305.

Common Shares

As of May 2, 2022, the Company had 98,794,693 common shares outstanding after a 10 for 1 consolidation of shares on July 28, 2020 and after a 2 for 1 common share consolidation on July 27, 2021. The following table summarizes the changes in shares outstanding from January 1, 2021, until May 2, 2022.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Balance outstanding as of December 31, 2020		59,012,094

Date	Description	Number	Cumulative
			number

January 2021	Exercise of warrants	1,790,672	60,802,766
January 2021	Partial Exercise of warrants	30,000	60,832,766
January 2021	Share for debt	10,594	60,843,360
February 2021	Exercise of warrants	1,427,500	62,270,860
February 2021	Partial Exercise of warrants	207,310	62,478,170
March 2021	Debentures /warrants	25,000	62,503,170
March 2021	Exercise of warrants	1,536,834	64,040,004
March 2021	Share for debt	3,139	64,043,143
April 2021	Business acquisition	511,168	64,554,310
April 2021	Exercise of warrants	722,918	65,277,228
May 2021	Exercise of options	7,500	65,284,728
May 2021	Exercise of warrants	687,500	65,972,228
June 2021	Share for debt	2,944	65,975,171
June 2021	Exercise of options	75,000	66,050,171
July 2021	Exercise of warrants	755,000	66,805,171
July 2021	Exercise of options	525,000	67,330,171
July 2021	Exercise of warrants	34,000	67,364,171
August 2021	Prospectus	13,149,999	80,514,170
September 2021	Exercise of warrants	969,645	81,483,815
October 2021	Exercise of warrants	1,111,361	82,595,176
October 2021	Business acquisition	11,733,012	94,328,188
October 2021	Exercise of warrants	322,500	94,650,688
October 2021	Share for debt	2,825	94,653,513
November 2021	Exercise of warrants	251,500	94,905,013
December 2021	Exercise of warrants	2,260,000	97,165,013
December 2021	Share for debt	2,170	97,167,183
January 2022	Exercise of warrants	700,000	97,867,183
February 2022	Exercise of warrants	827,500	98,694,683
March 2022	Exercise of options	100,000	98,794,683

Share Purchase Options

As of May 2, 2022, the Company had 4,689,694 common share purchase options outstanding. The following table summarizes the options outstanding as of May 2, 2022.

Balance outstanding as of September 30, 2021				4,689,250
Date of grant	Optionee	Number	Exercise Price	Expiration
January 2022	Employee	32,725	$7.50	October 2026
February 2022	Employee	46,064	$5.60	February 2027
March 2022	Employee	4,498	$2.89	March 2027
March 2022	Consultant	(100,000)	$2.10	N/A

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

April 2022	Employee	12,157	$3.11	April 2027
April 2022	Consultant	5,000	$4.16	April 2023
	Total outstanding	4,689,694

Share Purchase Warrants

As of May 2, 2022, the Company had 15,805,004 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of May 2, 2022:

Balance outstanding as of September 30, 2021			20,181,504
Date	Description	Number	Exercise Price	Expiration
October 2021	Exercise of warrants	(137,500)	$0.50	N/A
October 2021	Exercise of warrants	(125,000)	$1.50	N/A
October 2021	Exercise of warrants	(60,000)	$1.60	N/A
November 2021	Exercise of warrants	(41,500)	$0.50	N/A
November 2021	Exercise of warrants	(210,000)	$1.60	N/A
December 2021	Exercise of warrants	(600,000)	$0.80	N/A
December 2021	Exercise of warrants	(1,660,000)	$1.60	N/A
December 2021	Expired	(15,000)	NA	N/A
January 2022	Exercise of warrants	(100,000)	$0.50	N/A
January 2022	Exercise of warrants	(350,000)	$0.80	N/A
January 2022	Exercise of warrants	(250,000)	$1.50	N/A
February 2022	Exercise of warrants	(467,500)	$0.50	N/A
February 2022	Exercise of warrants	(360,000)	$2.00	N/A
	Total outstanding	15,805,004

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 22 of the Company's Audited Consolidated Financial Statements for the year ended December 31, 2021, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Debentures

As of December 31, 2021, the Company had debentures outstanding as described in the Note 13 of the Audited Consolidated Financial Statements for the year ended December 31, 2021.

In March 1, 2021, the remaining $25,000 face value of the April 2020 debentures were converted into 25,000 shares of the Company at $1.00 per share. As at December 31, 2021 and May 2, 2022 the Company had no debentures obligations outstanding.

Escrowed shares

As of May 2, 2022, 7,758,504 shares of the Company were held in escrow by TSX Trust Company (the "Escrow Agent") in accordance with the terms of the Security Escrow Agency Agreement dated October 1, 2021, between the Escrow Agent, the Company and securityholders of Cubeler Inc. ("Cubeler"). Cubeler securityholders agreed to deposit with the Escrow Agent 11,133,012 shares in the Company received a partial consideration for the sale by said securityholders of the issues and outstanding shares of Cubeler. On February 2, 2022, 3,374,508 shares of the Company were released by the Escrow Agent. On October 1, 2022, 3,879,271 shares held in escrow are scheduled to be released and the remaining 3,879,233 shares held in escrow are scheduled to be released on October 1, 2023.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Related Party Transactions

Salaries paid to officers and directors amounted to $1,259,068 in fiscal 2021 compared to $558,477 in fiscal 2020.

During the twelve-month period ended December 31, 2021, share-based payments associated with salaries, board members and management fees amounted to $2,177,320 compared to $463,696 for the same period of 2020.

During fiscal 2021, the Company incurred interest expense on debentures from officers of nil (twelve-month period ended December 31, 2020: $600).

Cubeler Inc. ("Cubeler"), a Canadian company, created a software platform called Cubeler (the "Platform"). In 2017, Cubeler entered into a Software and Royalty License Agreement with Tenet (then Peak Positioning Technologies Inc.), according to which Cubeler granted Tenet an exclusive, assignable, transferable license to, among other things, use, market, distribute, and sell the Platform in Mainland China. On August 15, 2021, Tenet, Cubeler, and Cubeler's shareholders entered a Binding Memorandum of Understanding on the Acquisition of Cubeler Shares, pursuant to which Tenet conditionally agreed to purchase Cubeler. Four Cubeler shareholders were identified as Tenet insiders and, as such, the acquisition was conditional on, among other things, receipt of an independent favorable fairness opinion satisfactory to the special committee of Tenet's board (having no conflicts of interest) as to the purchase price and the transaction, shares in Tenet paid in consideration would subject to an escrow hold and released gradually over 24 months, and non-compete undertakings for shareholders holding 5% or more of Cubeler. As found in a Final Pricing Report dated August 15, 2021, Evans and Evans carried out an independent assessment and determined that, as of June 30, 2021, the value of Cubeler to Peak was between $94.73- 103.102M. Moreover, a Fairness Opinion by Harris Capital Corporation dated September 23, 2021, concluded that the proposed transaction was fair from a financial point of view to the shareholders of Tenet. The sale was concluded pursuant to a Share Purchase Agreement between Tenet and the shareholders of Cubeler dated October 1, 2021.

During the nine-month period ended September 30 (before the acquisition of Cubeler), 2021, the Company incurred $134,678 of royalty expense for the use of Cubeler's technology, compared to $140,224 for twelve-month period ended December 31, 2020. Also, for the nine-month period ended September 30, 2021, the net amount payable to Cubeler was $ 132,579, compared to a net payable of $40,134 for the twelve-month period ended December 31, 2020. No royalties will be payable to Cubeler following the Company's acquisition of Cubeler.

As of both December 31, 2021 and the date of this MD&A, there was no outstanding advance made by any senior officer to any subsidiary of the Company, compared to such an advance in the outstanding amount of $270,911 as of December 31, 2020.

On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000. Each loan is due on December 15, 2022. Each loans bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of December 31, 2021, and the date of this MD&A, the aggregate outstanding principal amount due for said loans is $113,193.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of May 2, 2022, the following legal proceedings have been instituted against the Company:

A class action lawsuit has been brought against Tenet and two of its executives in the United States District Court for the Eastern District of New York (Bram Van Boxtel v. Tenet Fintech Group Inc., et al.). The case has been brought on behalf of Tenet shareholders who traded securities of Tenet between September 2, 2021, and October 13, 2021, on Nasdaq. The complaint alleges, among other things, that the defendants violated the Securities Exchange Act of 1933 and the Securities Exchange Act of 1934 by making false or misleading statements regarding (i) Tenet's ownership interest in Asia Synergy Financial Capital Ltd. through a subsidiary, Wuxi Aorong Ltd., (ii) Tenet's acquisitions of the Huayan Kun Tai Technology Company Ltd., the Heartbeat insurance platform, and Cubeler Inc., (iii) Tenet's listing on Nasdaq, (iv) Tenet's Form 40-F submission to the SEC, and

(v) statements published about Tenet by Grizzly Reports. The Company has retained external counsel and is defending itself vigorously against all claims.

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending December 31, 2021. The Company is exposed to various risks as described in the note 21.3 of the audited Consolidated Financial Statements as of December 31, 2021.

Governance

To better equip the Company with the right tools to manage the current growth of its business and to properly pursue its strategic plan, the Company began to take steps, starting in Q4 of Fiscal 2021, and continuing into Q1 of Fiscal 2022, to bolster its governance measures. These steps include (i) the hiring of key internal compliance resources, such as a General Counsel and a Director of Human Resources, (ii) the adoption of revised human resources policies, including with respect to with respect to discrimination and harassment, health and safety, and personal data, (iii) the adoption of a corporate whistleblower policy, and (iv) the Company retained Richter LLP in Canada and Deloitte Ltd. in China to help it implement general internal control over its processes and operations, as well as to carry out a Sarbanes Oxley compliance review and diagnostic, both of which were still ongoing as of the date of this MD&A. The Company aims to continue to improve upon its corporate governance throughout 2022 to bring it to the highest standards.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity and Capital Resources

The Company will require financing in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of common shares. Factors that could affect the availability of financing include, but are not limited to, evidence of continued demand for the Company's services, the Chinese geopolitical climate, the Company's ability to expand its services beyond China, the state of international debt and equity markets, and investor perceptions and expectations of the fintech space. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Holding Company With Significant Operations in China

As a holding company that is currently dependent on the operations of its subsidiaries in China, Tenet is subject to risks that could cause the value of its common shares to significantly decline. Chinese laws and regulations governing its current business operations are sometimes vague and uncertain, and they present legal and operational risks which may result in material changes in the operations of the Company's Chinese subsidiaries or a significant depreciation in the value of its common shares. Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, to the Company's knowledge, neither it nor any of its Chinese subsidiaries have been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor have any of them received any inquiry, notice or sanction from the Chinese government.

Regulatory Permissions

To operate its business as currently conducted in China, each of the Company's subsidiaries in China is required to obtain a business license from local authorities. Each such Chinese subsidiary has obtained a valid business license, and no application for any such license has been denied or revoked. If any of the business licenses of our subsidiaries are revoked, this would hinder our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Repatriation of Profits or Transfer of Funds from China to Canada

As of the date of this MD&A, all the Company's operating subsidiaries are located in China, except Cubeler Inc. (Canada), Tenoris3 Inc. (Canada) and Asia Synergy Ltd. (Hong Kong). Accordingly, the repatriation of any profits generated by the Company which the Company might want to repatriate from China to Canada, or the transfer any funds that the Company's Chinese might want to transfer from its subsidiaries to Canada, is subject to the rules and regulations established by the Chinese government that restrict the flow of funds from China to foreign jurisdictions, including the transfer of funds from Chinese subsidiaries to their foreign parent companies. Although the Company has taken steps to comply with the regulations established by the Chinese government to be able to transfer funds from its subsidiaries to Canada, there can be no assurances that the Company will remain in compliance with those rules and regulations in the future. The Company may therefore not be able to repatriate profits or transfer funds from its Chinese operating subsidiaries to its head office in Canada, which would potentially prevent the Company from paying dividends to its shareholders or otherwise adversely impact the Company in the future.

Operations in Foreign Jurisdictions and Possible Exposure to Corruption, Bribery or Civil Unrest

The Company operates in a foreign jurisdiction, namely China, where the laws governing corporations differ from the laws of Canada. Chinese laws require each of the Company's subsidiaries located therein to have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the entity for which he or she is the legal representative. The legal representative is the person authorized to represent the entity in all legal matters between the government and such entity and to sign legally binding contracts on behalf of such entity. Unlike Canadian laws, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese laws make no distinction between the liability of a legal representative versus the liability of the entity he or she represents. The legal representative is responsible for any offense, whether corporate, criminal, civil or other, committed by the entity and must bear any fine, punishment or consequences resulting from the offence.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

Companies in China need the signed consent of a majority (over 50%) of its shareholders in order to remove a legal representative. If a company wants to change its legal representative, it first needs to provide written notice to that effect to the legal representative. The company must then go to the China Industry and Commerce Bureau with written proof of majority shareholder consent to make the change and submit the appointment document of the new legal representative. Similarly, the removal of any officer or director of a company requires the consent of the company's shareholders. Such consent must formally be given by a majority (over 50%) of shareholders with a signed resolution of the shareholders at a general meeting of the shareholders. The company must then submit a copy of the resolution along with the required supporting documents (application form, copy of business license, ID card of the individual being removed and copy of amendment of article of association reflecting the change) to the China Industry and Commerce Bureau.

Given the onerous responsibilities and risks associated with the position of legal representative for companies operating in China, the Company may have difficulty in the future to find individuals willing to act as its subsidiary's legal representatives. There can be no assurances that the Company will always have legal representatives for its subsidiaries. Since every company must have a legal representative under Chinese laws, not being able to have a legal representative may force the Company to temporary or permanently suspend some of its operations in China, which would adversely affect the Company's operations, revenue and profits.

Certain individuals in China may perceive the Company as a potential bribery target. As such, the Company may be approached by local individuals in China, whether businessmen, government officials or others, to offer the Company certain favors that would advance the Company's business interests in exchange for cash or other forms of compensation, or threaten to hinder the Company's progress unless compensated in cash or by other means, all of which would be contrary to Chinese laws and/or Canadian law. The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company's policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company's policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company's internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

As a Canadian entity operating in China, the Company is also exposed to the state of relations between China and Canada. Political and/or cultural tensions between the two countries may reach a point that triggers civil unrest in China against all things Canadian. If that happens, then clients may decide to no longer buy the Company's services and partners may decide to cut ties with the Company, all of which would negatively impact the Company's operations, revenue and profits.

COVID-19

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months in some parts of the world, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to-day operations without interruption.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

May 2, 2022

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, December 31, 2021